Filed Pursuant to Rule 433

Registration No. 333-234573

Free Writing Prospectus

(To Prospectus dated November 7, 2019 and

Preliminary Prospectus Supplement dated June 9, 2020)

$300,000,000

Westlake Chemical Corporation

3.375% Senior Notes due 2030

Final Term Sheet

June 9, 2020

Issuer:	Westlake Chemical Corporation

Ratings (Moody’s / S&P / Fitch)*	Baa2 / BBB- / BBB

Principal Amount:	$300,000,000

Maturity Date:	June 15, 2030

Coupon (Interest Rate):	3.375%

Benchmark Treasury:	UST 0.625% due May 15, 2030

Benchmark Treasury Price and Yield:	98-03+; 0.824%

Spread to Benchmark Treasury:	+260 bps

Yield to Maturity:	3.424%

Price to Public:	99.588% of the principal amount

Interest Payment Dates:	Semi-annually on each June 15 and December 15, commencing on December 15, 2020

Optional Redemption:

The Issuer may, at its option, redeem the notes, in whole or in part, at any time and from time to time prior to March 15, 2030 (three (3) months prior to the maturity date of the notes (the “Par Call Date”)) at a redemption price equal to the greater of:

•  100% of the principal amount of the notes being redeemed, and

•  the sum of the present values of the Remaining Scheduled Payments (as defined in the Preliminary Prospectus Supplement) on the notes being redeemed that would be due if the notes matured on the Par Call Date (excluding accrued and unpaid interest to the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Benchmark Treasury, plus 40 basis points, in each case, plus accrued and unpaid interest on the notes being redeemed to the redemption date.

The Issuer may redeem the notes at its option, in whole or in part at any time on or after the Par Call Date at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the notes being redeemed to the redemption date.

Trade Date:	June 9, 2020

Settlement Date:	June 12, 2020 (T+3)

CUSIP / ISIN:	960413 AW2 / US960413AW24

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC BofA Securities, Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC PNC Capital Markets LLC

*

None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

It is expected that delivery of the notes will be made against payment therefor on or about June 12, 2020, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day prior to the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer or any underwriter participating in this offering can arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting Citigroup Global Markets Inc. at 1-800-831-9146; J.P. Morgan Securities LLC at 1-866-803-9204; and Wells Fargo Securities, LLC at 1-800-645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.